1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

June 20, 2023

Karen Rossotto

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

  Re:     StepStone Private Infrastructure Fund

            Filing No: 888-23848; 333-268986

Dear Ms. Rossotto:

We are writing in response to comments provided on June 2, 2023 with respect to (i) Pre-Effective Amendment No. 2 to the registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 2 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), filed on April 26, 2023 on behalf of StepStone Private Infrastructure Fund (the “Fund”), a closed-end management investment company, and (ii) a correspondence filing made on behalf of the Fund on April 26, 2023 (the “Prior Correspondence”), which pertained to the Registration Statement. The Fund has considered these comments and has authorized us to make the responses set out below on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 3 to its Registration Statement under the 1933 Act and Amendment No. 3 to its Registration Statement under the 1940 Act, which reflects the disclosure changes discussed below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

A.	FACING PAGE

Comment 1.   Please remove the check from the box next to “when declared effective pursuant to Section 8(c).” Section 8(c) of the 1933 Act relates to post-effective amendments.

Response 1.       The disclosure has been revised accordingly.

B. PROSPECTUS

Cover Page

Comment 2.    In the Principal Investment Strategies, please define StepStone in the first instance.

Response 2.      The disclosure has been revised accordingly.

Comment 3.  In the disclosure referenced in the prior Comment, please clarify the definition of “private infrastructure investments” to explain what “private” refers to. For example, please indicate if “private” indicates that the investment is in a nongovernmental entity and/or completed through private market transactions. Please also more clearly define “Infrastructure Assets” in the Fund’s 80% policy.

Response 3.      The disclosure has been revised accordingly.

Comment 4.     In the Principal Investment Strategies, please define “Investment Funds” in the last sentence of the first paragraph.

Response 4.      The disclosure has been revised accordingly.

Summary of Prospectus

What is the market opportunity that the Advisers believe exists for investors in the Fund? (page 3)

Comment 5.    In the first sentence of the bullet entitled “Essential Services are Resilient to Economic Cycles,” please use the defined term “Infrastructure Assets” if appropriate.

Response 5.      The disclosure has been revised accordingly.

Please describe the Fund’s features that would be considered ‘investor friendly’? (page 5)

Comment 6.  Please consider clarifying in the first bullet that the Fund does have distributions.

Response 6.      The disclosure has been revised to delete the reference to distributions.

Investment Strategy (pages 16-24)

Comment 7.    In the “Key Trends in Infrastructure” subsection, please use the defined term “Infrastructure Assets” if appropriate.

Response 7.      The disclosure has been revised accordingly.

Tax Aspects

Comment 8.    Please confirm that the tax consequences of quarterly share repurchases are discussed in the prospectus. See Guide 10 to Form N-2.

Response 8.   The Fund confirms that such disclosure is included in the “Income from Repurchases and Transfers of Shares” subsection.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

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